VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
CHICAGO, ILLINOIS 60601
312-609-7500
FACSIMILE: 312-609-5005

JASON K. ZACHARY
312-609-7757
jzachary@vedderprice.com

OFFICES IN CHICAGO, NEW YORK CITY, AND LIVINGSTON, NEW JERSEY

August 10, 2004

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
Washington, D.C. 20549

Re: **File No. 82-34758**
HHG plc Exemption Pursuant to Rule 12g3-2(b) of
the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of HHG plc, a company incorporated under the laws of England and Wales ("HHG"), pursuant to Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that HHG has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that HHG is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Warmest regards,

Jason K. Zachary

Jlw 8/12

JKZ/ect
Enclosures
cc: John T. Blatchford, Esq.
Mark L. Winget, Esq.
Brian Booker, Esq.

CHICAGO/#1230085.2

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HHG PLC

- Update of Number of CDIs quoted on the Australian Stock Exchange dated July 8, 2004.

- Press release dated July 30, 2004 announcing the application to the UK Listing Authority and the London Stock Exchange for blocklistings totaling 1.1 million ordinary shares.

File No. 82-34758

HHG PLC

BLOCK LISTING ANNOUNCEMENT

30 July 2004

Application has been made to The UK Listing Authority and the London Stock Exchange for blocklistings totalling 1.1 million Ordinary shares of 10p each to trade on the London Stock Exchange and to be admitted to the Official List upon issuance. The shares shall rank pari passu with the existing issued shares of the Company.

The Blocklistings consist of 833,770 ordinary shares to be issued under the Henderson Share Incentive Plan and 266,230 ordinary shares to be issued under the HHG PLC Sharesave Scheme.

Copies of this announcement are available from the office of HHG PLC for the period of 2 business days from the date hereof.

For further information

HHG Investor Relations Gail Williamson, HHG Director of Investor Relations	+44 20 7818 5310 investor.relations@hhg.com
HHG Media – UK Rob Bailhache, Financial Dynamics	+44 20 7269 7190
HHG Media – Australia Graham Canning, Cannings Catherine Frost, Cannings	+61 2 9252 0622

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

File No. 82-34758

Update of number of CDIs quoted on ASX

Name of entity

HHG PLC

ABN

30 106 988 836

We (the entity) give ASX the following information.

1	Class of securities	CHESS Depositary Interests (CDIs)
2	Principal terms of the securities	CDIs issued over fully paid ordinary shares quoted on the London Stock Exchange (LSE)
3	Date of update	8 July 2004

		Number	Class
4	Securities quoted on ASX:		CDIs:
	At previous report	1,738,449,922	At 31 May 2004
	Net transfers*	(48,784,416)	
	This report	1,689,665,506	At 30 June 2004
	*transfers between CDIs and ordinary shares listed on the LSE		

		Number	Class
5	Number and class of all securities not quoted on ASX	2,710,209,470	Fully paid ordinary shares quoted on the LSE

Gerald Watson, Company Secretary

HHG PLC
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836